FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of December 2002

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    February 6, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 16, 2002

Item 3: Press Release

A Press release dated and issued December 16, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces eleven short diamond drill holes have been completed on the Chiouk Brook Property Drilling Results.  The Company further announces that the Short Form Offering announced May 31, 2002 of 3,703,703 units did not proceed.

Item 5: Full Description of Material Change

See attached News Release dated December 16, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ December 17, 2002__________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

December 16, 2002

Chiouk Brook Property Drilling Results

Altius Minerals and CanAlaska Ventures announce that eleven short diamond drill holes, totaling 1095 metres, have recently been completed on the Chiouk Brook Property and assays have been received. CanAlaska is funding exploration to earn an interest in the Chiouk Brook, Rolling Pond and Paradise Lake properties, which are located along the Miguel Trend in the southern Botwood Basin of central Newfoundland. The 2002 exploration program includes prospecting, geological mapping, airborne magnetic surveys and the drill program described below.

The diamond drilling program targeted a sub-cropping quartz zone hosted by sedimentary rocks that had returned values in grab samples up to 20.5 g/t gold, and drill intersections up to 5.3 g/t gold over 1.3 metres by previous workers.  In the program just completed, four of the drill holes intersected auriferous quartz-arsenopyrite mineralization typical of the sub-cropping zone, while three holes intersected a weakly mineralized section of the zone. Assays were completed by Eastern Analytical Laboratories Ltd.

The best result from this round of drilling was 2.04 g/t gold over 5.92 metres from CB.02-03 and it included a higher-grade sub-interval as reported below. The drill holes revealed that gold mineralization occurs in several closely spaced, sub-parallel zones that occur along a structural contact between ultramafic ophiolitic rocks and meta-sedimentary rocks.  Gold mineralization is associated with quartz injection into sites of dilation parallel to the contact, accompanied by minor disseminated arsenopyrite and stibnite mineralization. Drill hole locations and results are tabled below:

CB.02-01: L-0+00, 0+40 E, -45W	47.65-48.82 = 1.17m	1.85 g/t Au
	58.51-60.66 = 1.71m	3.63 g/t Au
CB.02-02: L-0+00, 0+90E, -45W	100.43-101.86 = 1.43m	2.24 g/t Au
CB.02-03: L-0+50N, 0+50E, -45W	49.54-55.46 = 5.92m	2.04 g/t Au
Including	51.11-52.16 = 1.05m	4.22 g/t Au
CB.02-04: L-0+51S, 0+55E, -45W	32.08-32.19 = 0.11m	3.49 g/t Au
CB.02-05: L-0+50N, 1+00E, -45W		nsa
CB.02-06: L-1+00N, 0+50E, -45W		nsa
CB.02-07: L-1+00S, 0+50E, -45W	47.03-47.87 = 0.84m	2.69 g/t Au
CB.02-08: L-3+50N, 0+50E, -45W		nsa
CB.02-09: L-4+25N, 0+75E, -45S		nsa
CB.02-10: L-2+00S, 0+50E, -45W		nsa
CB.02-11: L-3+00S, 0+50E, -45W		nsa

nsa=No Significant Assays

Altius and CanAlaska wish to acknowledge the financial contribution of the Government of Newfoundland and Labrador to the drilling program through its JCEAP incentive program. David Barbour, P.Geo is the Qualified Person for the Project.

On another matter the Short Form Offering announced by the Company May 31st, 2002, of 3,703,703 Units at an offering price of $0.27 per Unit did not proceed.

CanAlaska is a diversified mineral exploration company focused on gold projects in Alaska, British Columbia, Labrador and Newfoundland. CanAlaska is also exploring and developing diamond projects in Quebec and Manitoba, and platinum group metals in Quebec.

For further information: Please call our Investor Relations Department at 1-800-667-1870

On behalf of the board of directors

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

   SEC 12g3-2(b) Reg #82-2131  CUSIP#137089108

Harry Barr

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 20, 2002

Item 3: Press Release

A Press release dated and issued December 20, 2002 in Vancouver, BC to the Canadian Venture Exchange and through various other approved public media.

Item 4: Summary of Material Change

The Company announces it has arranged for a private placement of up to 350,000 Flow Through Units at a purchase price of $0.15 per unit.

Item 5: Full Description of Material Change

See attached News Release dated December 20, 2002.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ December 20, 2002__________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

December 20, 2002

Non-Brokered Private Placement

Vancouver, BC: CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that it has arranged for a private placement of up to 350,000 Flow Through Units with the Augen Limited Partnership 2002 (the “Fund”), at a price of $0.15 per unit for gross proceeds of up to $52,500.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable non-flow-through share purchase warrant (“the Warrant”) for a period of twelve months for the date of closing at a price of $0.20 per Warrant.  A Finder’s Fee of 24,500 non-flow-through shares is payable.  The foregoing is subject to regulatory approval.  The flow-through funds are to be used for exploration on the Company’s Canadian projects.

For further information: Please call our Investor Relations Department at 1-800-667-1870

On behalf of the board of directors

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

   SEC 12g3-2(b) Reg #82-2131  CUSIP#137089108

Harry Barr

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

December 30, 2002

Item 3: Press Release

A Press release dated and issued December 30, 2002 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that the private placement announced December 20, 2002 has been increased by 116,667 units.

Item 5: Full Description of Material Change

The Company is pleased to announce that the private placement announced December 20, 2002 of up to 350,000 Flow Through Units at a purchase price of $0.15 per unit has been increased by 116,667 units for a total number of 466,667 units placed for gross proceeds of $70,000.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___ December 31, 2002___________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

NEWS RELEASE

December 30, 2002

Non-Brokered Private Placement

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that the private placement announced December 20, 2002 has been increased by $17,500 for total proceeds of $70,000.  The private placement will now consist of 466,667 Flow Through Units with the Augen Limited Partnership 2002 (the “Fund”), at a price of $0.15 per unit for gross proceeds of $70,000.  Each unit will consist of one common share in the capital of the Company and one-half of one non-transferable non-flow-through share purchase warrant (“the Warrant”) for a period of twelve months for the date of closing at a price of $0.20 per Warrant.  A Finder’s Fee of 32,667 non-flow-through shares is payable.  The foregoing is subject to regulatory approval.  The flow-through funds are to be used for exploration on the Company’s Canadian projects.

For further information: Please call our Investor Relations Department at 1-800-667-1870

On behalf of the board of directors

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

“Harry Barr”

   SEC 12g3-2(b) Reg #82-2131  CUSIP#137089108

Harry Barr

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 OCTOBER 2002 and 2001

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet

Canadian Funds

ASSETS	October 31, 2002	April 30, 2002
Current
Cash	$296,418	$435,608
Accounts and advances receivable	18,152	7,917
Due from related party (Note 12b)	-	50,482
Portfolio investments (Note 6)	424,404	472,373
	738,974	966,380
Restricted Cash - Flow-Through (Note 5)	-	43,426
Long-Term Investments (Note 7)	1	1
Mineral Property Costs - Schedule (Note 8)	1,945,235	1,722,849
Capital Assets (Note 9)	63,564	63,564
	$2,747,774	$2,796,220

LIABILITIES
Current
Accounts payable and accrued liabilities	$38,155	$60,090
Current portion of loan payable	3,434	8,098
	41,589	68,188

Loan Payable (Note 10)	7,438	7,438

Continued Operations (Note 1)

Commitments (Note 14)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 11)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
14,175,783 (2002 -12,915,783) shares outstanding	18,620,310	18,469,626
Deficit - Statement 3	(15,921,563)	(15,749,032)
	2,698,747	2,720,594
	$2,747,774	$2,796,220

ON BEHALF OF THE BOARD:

“Harry Barr”                                                 , Harry Barr, Director

 “Bernard Barlin”                                         , Bernard Barlin, Director

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Shareholders’ Equity
Canadian Funds

	Common Shares		Accumulated
	Number	Amount	Deficit	Total

Balance - 30 April 1999	21,231,406	$16,030,427	$(10,921,608)	$5,108,819
Issuance of shares for:
- Private placement	990,000	148,500	-	148,500
- Property	325,000	62,000	-	62,000
- Exercise of options	130,000	26,500	-	26,500
Balance - 3 December 1999 - pre-consolidated	22,676,406	16,267,427	(10,921,608)	5,345,819

Balance - 3 December 1999 - post-consolidated	4,535,281	16,267,427	(10,921,608)	5,345,819
Issuance of shares for:
- Private placement	2,000,000	400,000	-	400,000
- Exercise of warrants	33,000	24,750	-	24,750
Loss for the year	-	-	(502,796)	(502,796)

Balance - 30 April 2000	6,568,281	16,692,177	(11,424,404)	5,267,773
Issuance of shares for:
- Private placement	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)

Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placement	1,900,000	190,000	-	190,000
- Property	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	$18,469,626	$(15,749,032)	$2,720,594

Issuance of shares for:
- Private placement	1,000,000	100,000	-	100,000
- Property	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
Share issuance costs	-	(16,616)	-	(16,616)
Loss for the period	-	-	(172,531)	(172,531)
Balance - 31 October 2002	14,175,783	$18,620,310	$(15,921,563)	$2,698,747

CanAlaska Ventures Ltd. (An Exploration Stage Company)			Statement 3
Consolidated Statement of Loss and Deficit
Canadian Funds

	3 Months Ended October 31	3 Months Ended October 31	6 Months Ended October 31	6 Months Ended October 31
	2002	2001	2002	2001
General and Administrative Expenses
Management fees	$24,022	$19,845	$44,100	$39,690
Consulting fees	11,832	12,893	28,638	22,225
Accounting and audit	5,700	15,383	11,900	21,933
Shareholder relations	21,530	7,542	34,421	26,609
Insurance, licenses and filing	21,915	21,806	27,244	25,636
Rent	10,004	10,004	20,007	20,007
Office and miscellaneous	7,749	7,289	13,146	13,435
Wages, commissions and benefits	7,387	5,801	14,514	11,602
Telephone	4,985	2,381	7,841	3,914
Travel, food and lodging	9,283	2,038	16,279	4,886
Bank charges and interest	1,251	396	3,218	877
Legal fees	-	2,371	132	3,594
	125,891	107,749	221,440	194,408
Other Items
Mineral property costs written off	-	-	-	-
Write-down of investments (Note 6)	-	-	-	-
Foreign exchange, net	-	-	-	-
Loss from equity investments	-	-	-	-
Corporation capital tax	-	-	-	-
Insurance proceeds	-	-	-	-
Reimbursement of administration costs	-	-	-	-
Mineral property recoveries in excess of expenditures	-	-	-	-
Gain on sale of capital assets	-	-	-	-
Interest and other income	(971)	(3,387)	(1,818)	(6,326)
Loss (gain) on sale of portfolio investments	(9,691)	(7,257)	(47,091)	(7,257)
	(10,632)	(10,644)	(48,909)	(13,583)

Loss for the Period	115,259	97,105	172,531	180,825
Deficit – Beginning of period	15,806,304	14,775,424	15,749,032	14,691,704
Deficit – End of Period	$15,921,563	$14,872,529	$15,921,563	$14,872,529

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

CanAlaska Ventures Ltd. (An Exploration Stage Company)		Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	3 Months Ended October 31	3 Months Ended October 31	6 Months Ended October 31	6 Months Ended October 31
Cash Resources Provided By (Used In)	2002	2001	2002	2001
Operating Activities
Loss for the period	$(115,259)	$(97,105)	$(172,531)	$(180,825)
Items not affecting cash
Loss (gain) on sale of portfolio investments	(9,691)	-	(47,091)	-
Loss from equity investments		-	-	-
Write-down of investments		-	-	-
Mineral property costs written off		-	-	-
Amortization		-	-	-
Gain on sale of capital assets		-	-	-
	(124,950)	(97,105)	(219,622)	(180,825)
Changes in non-cash working capital	(34,445)	(3,017)	48,786	(75,532)
	(159,395)	(100,122)	(268,408)	(256,357)
Investing Activities
Proceeds from (purchase of) short-term investments	23,209	1,846	95,060	1,846
Proceeds from (purchase of) long-term investments	-	(21,500)	-	(21,500)
Mineral property expenditures	(78,530)	(116,046)	(155,086)	(173,727)
Recovery of mineral property expenditures	-	62,000	-	62,000
Option payments received	-	12,500	-	27,700
Purchase of capital assets	-	-	-	-
	(55,321)	(61,200)	(60,026)	(103,681)
Financing Activities
Advances from (to) related parties	-	-	50,482	-
Loan payable	(2,332)	-	(4,664)	-
Shares issued	100,000	-	100,000	-
	97,668	-	145,818	-

Net Increase (Decrease) in Cash	(117,048)	(161,322)	(182,616)	(360,038)
Cash position - Beginning of period	413,466	471,217	479,034	669,933
Cash Position - End of Period	$296,418	$309,895	$296,418	$309,895

Cash Position Consists of:
Cash	$296,418	$195,012	$296,418	$195,012
Restricted cash – flow-through	-	114,883	-	114,883
	$296,418	$309,895	$296,418	$309,895

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$2,800	$-	$60,550	$114,800
Shares issued for services	$-	$-	$-	$-
Shares issued for debt	$-	$-	$-	$-
Shares issued for finders’ fees	$-	$-	$6,750	$11,000
Shares received for mineral properties	$-	$-	$-	$-

CanAlaska Ventures Ltd. (An Exploration Stage Company)		Schedule
Consolidated Schedule of Mineral Property Costs
For the Period Ended 31 October
Canadian Funds
	Acquisition Costs 2002	Exploration Costs 2002	Costs October 31 2002	Costs April 30 2002
Alaska Properties
Acquisition	$-	$-	$-	$13,907
General exploration costs	-	17,298	17,298	1,768
Sale proceeds	-	-	-	(15,675)
	-	17,298	17,298	-

Manitoba Property
Starlight
Acquisition	24,000	-	24,000	26,500
General exploration costs	-	-	-	77
Geophysical	-	-	-	88,696
Option payments received	-	-	-	(43,628)
Reimbursement of exploration costs	-	-	-	(94,905)
	24,000	-	24,000	(23,260)

Ontario Properties
Mantle Lake
Acquisition	-	-	-	49,500
General exploration costs	-	-	-	33,919
	-	-	-	83,419
Fire River
Acquisition	-	-	-	74,500
Geophysical	-	-	-	16,647
	-	-	-	91,147
Quebec Properties
Otish Mountain
Acquisition	-	-	-	90,376
Geophysical	-	30,949	30,949	38,523
	-	30,949	30,949	128,899
Glitter Lake
Acquisition	2,800	-	2,800	5,600
General exploration costs	-	-	-	-
Geophysical	-	-	-	23,953
	2,800	-	2,800	29,553
Newfoundland Properties
Botwood Basin
Acquisition	60,500	-	60,500	-
General exploration costs	-	61,994	61,994	-
	60,500	61,994	122,494	-
Gander
Acquisition (staking)	24,000	425	24,425	-
	24,000	425	24,425	-

Other Properties	-	420	420	420

Costs for the Year	111,300	111,086	222,386	310,178
Balance - Beginning of year	320,898	1,401,951	1,722,849	2,035,007
Mineral property costs written off	-	-	-	(622,336)
Balance - End of Year	$432,198	$1,513,037	$1,945,235	$1,722,849

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 October 2002
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $15,806,304.

The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing and upon future profitable operations.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the vaildity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Nature of Business

The company is in the process of exploring its mineral properties but on the basis of information available to date, has not yet determined whether these properties contain ore reserves which are economically recoverable.  The underlying value of the mineral properties and related deferred expenditures is entirely dependent upon the existence of economically recoverable reserves, the ability of the company to obtain necessary financing to complete development and upon future profitable production.

During the prior year, the company also acquired an interest in a software company which is developing an internet web-based software program.  The underlying value of this investment is entirely dependant upon the ability of the company to obtain necessary financing to complete development and upon future profitable operations (Note 7).

3.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company’s wholly owned subsidiaries, CanAlaska Resources Ltd. USA (“U.S.A.”), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

a)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

d)

Mineral Properties and Deferred Exploration Expenditures

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property or on option payments received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company’s properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company’s proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

•

Office equipment - 20% declining balance method

•

Automotive equipment - 30% declining balance method

•

Mining equipment - 30% declining balance method

One-half of the above rate is taken in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.  No compensation expense is recognized for stock options.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

a)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

•

Monetary assets and liabilities at year-end rates,

•

All other assets and liabilities at historical rates, and

•

Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

l)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

4.

Fair Value of Financial Instruments

The company’s financial instruments consist of cash, accounts and advances receivable, amounts due from related parties, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

5.

Restricted Cash – Flow-Through

Under the terms of a flow-through share agreement, the company is obligated to expend $308,050 on exploration expenses (Note 11ai) by 20 April 2003 of which $308,050 has been expended, leaving $NIL  to be expended.

1.

Portfolio Investments

a)

Details are as follows:

	October 31, 2002
	% Owned	Book Value	Market Value	April 30, 2002
Pacific North West Capital Corp. ("PFN")	(i)	$228,208	$517,400	$228,208
International Freegold Mineral Development Inc. ("ITF")	(i)	67,449	83,671	85,257
Secure Enterprise Solutions Inc. ("SES")	(i)	31,000	17,160	61,163
Other portfolio investments	(i)	97,747	97,746	97,745
		$424,404	$715,977	$472,373

(i)

Ownership interest is less than 10%.

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the period, the company had a gain on sale on portfolio investments of $47,091 of which $NIL  was on the sale of PFN shares and  $43,500  was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

b)

SES

The company entered into an agreement and has advanced U.S. $200,000 (CDN $307,320) by way of a convertible loan to SES (formerly Newsgurus.com Inc.), a Nevada U.S.A. company involved with providing opinions and information, in the areas of money, health and lifestyles through the internet.

During the year ended April 30, 2002, the loan was converted into 686,000 common shares of SES.  Of the shares received, 488,700 shares were sold for proceeds of $276,583 resulting in a gain on sale of $57,651.    This investment has been recorded as a portfolio investment in the current year.

7.

Long-Term Investments

Details are as follows:

	2002	2001
WebDispatchers	$1	$1
SES (Note 6b)	-	307,320
	$1	$307,321

WebDispatchers

Pursuant to a Financing and Management Agreement dated February 2000, the company earned a 40% interest in WebDispatchers, a British Columbia private company involved in software development, by investing.  As at 30 April 2002, the company has invested $546,658 in webdispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management has written down its investment in WebDispatchers to a nominal value.  The total write-down during the year ended April 30, 2002, was $21,500 (2001 - $525,157).

8.

Mineral Property Costs

Details are as follows:

	Acquisition	Deferred Exploration	October 31, 2002	April 30, 2002
Alaska Properties	$171,824	$1,303,237	$1,475,061	$1,457,343
British Columbia Properties
Quesnel Canyon	1	-	1	1
Manitoba Property
Starlight	31,872	9,083	40,955	16,955
Ontario Properties
Mantle Lake	-	-	-	-
Fire River	-	-	-	-
Newfoundland Properties
Botwood Basin	60,500	61,994	122,494	-
Gander	24,000	425	24,425	-
Quebec Properties
Otish Mountain	90,376	69,472	159,848	128,899
Glitter Lake	53,625	68,826	122,452	119,651
	$432,198	$1,513,037	$1,945,235	$1,722,849

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company had a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

i)

Mt. Burdett Claims

The company had staked 42 claims.  This interest was sold during the year ended April 30, 2002 for U.S. $10,000 to a company with directors in common.

b)

British Columbia Properties

i)

Quesnel Canyon

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

The company granted Monitor Gold International Corporation ("Monitor") an option to purchase a 100% interest in the claims by paying to the company $50,000 per year beginning September 1999 and thereafter each July, until the total of $327,000 is paid.  The company has received $123,000 to date from Monitor.  Monitor has not made the July 2000 $50,000 payment and therefore, the agreement is in default.   Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1, during the year ended April 30, 2002.

c)

Manitoba Property

Starlight

(i)

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by making payments and issuing shares as follows:

	Payments		Shares
Reimburse the vendor any costs associated with the vendor acquiring the property	$25,000	(paid)	-
Within 15 days of regulatory approval	-		100,000	(issued)
On or before the first anniversary of regulatory approval	-		100,000	(issued)
	$25,000		200,000

(ii)

During the year ended April 30, 2002, the company entered into an option agreement with Valerie Gold Resources ("Valerie").  Under the terms of the agreement, the company granted Valerie an option to earn a 60% interest in the property.  On 24 April 2002, Valerie terminated its option with the company.  Prior to termination, the company received 100,000 shares of Valerie and cash of $12,500.

d)

Ontario Properties

i)

Mantle Lake

By agreement dated 10 April 2001, the company had the option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Mantle Lake Claims, situated in Bader, Echum, Marsh and Collishaw Townships in Ontario.

There is a finder's fee agreement relating to this agreement whereby the company will issue 100,000 common shares of the company to a third party, of which 25,000 were issued.

During the year ended April 30, 2002, the company terminated this option and accordingly, all related costs have been written off.

ii)

Fire River

By agreements dated 28 February 2001, 7 May 2001 and 15 June 2001, the company had the option to acquire an 80% interest in 58 mineral claims in the Fire River claims, located in the Porcupine Mining Division in Ontario.

There is a finder’s fee agreement relating to this agreement whereby the company issued 25,000 common shares of the company to a third party.

During the year ended April 30, 2002, the company terminated this option and accordingly, all related costs have been written off.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company shall, at its option, make payments totalling:

-

$46,456 for reimbursement of staking and transfer costs (paid)

-

Issue 200,000 common shares (issued)

-

Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2002 the company has incurred $128,999 in exploration, development and share issuances.

In addition:

-

The company will pay the optionor a 10% fee for being the field manager up to $250,000

-

The company will pay the optionor $25,000 in the event the company intersects kimberlite in a drill program

-

The company will pay the optionor $50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% net smelter royalty.

The company has the option to reduce the net smelter royalty to 1% by making payments of U.S. $3 million within 90 days of commercial production.

ii)

Glitter Lake

By agreement dated February 1999, the company has the option to acquire a 100% interest in 86 claims upon payment of staking costs of $32,667 (paid) and the issuance of 40,000 shares of the company (40,000 issued).

The property is subject to a 1.5% net smelter return.

f)

Labrador Property (Newfoundland)

The company acquired a 100% interest in 1 license and a 50% interest in 4 licenses in Newfoundland.  These licenses were written off in the prior year.

a)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company has the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company shall, at its option, make payments, issue shares and incur explorations costs as follows:

	Payments	Shares	Cummulative Exploration Expenditures
Upon signing (paid & issued)	$ 20,000	125,000	$ 150,000
On or before 4 June 2003	25,000	125,000	$ 350,000
On or before 4 June 2004	30,000	(a) 100,000	$ 600,000
On or before 4 June 2005	35,000	(a) 100,000	$ 1,000,000
	$ 110,000	450,000

(a) If the company's share price is less than $0.20, the company will issue 125,000 shares instead of 100,000 shares.

The company has additional options to earn up to a 75% interest in the properties by incurring additional exploration expenditures, preparing a bankable feasibility study and funding all costs until commercial production is achieved.

ii) Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland.  These claims are subject to a 1% NSR.

9.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	October, 2002 Net Book Value	April, 2002 Net Book Value
Office equipment	$193,187	$159,010	$34,177	$34,177
Automotive equipment	68,230	44,827	23,403	23,403
Mining equipment	215,516	209,532	5,984	5,984
	$476,933	$413,369	$63,564	$63,564

10.

Loan Payable

The loan payable relates to a vehicle and bears interest at 10.75% per annum, repayable in monthly payments of $777.  The loan matures 27 February 2004 and is secured by the vehicle.  Principal payments due are as follows:

2003	3,434
2004	7,438
$10,872

11.

Share Capital

a)

Private Placements

i)

The company issued 1,062,242 flow-through shares in the prior fiscal year for cash proceeds of $308,050.  The company must incur qualifying expenditures totalling $308,050 on or before 30 April 2003 and renounce these to the flow-through investor.  These expenditures are an expense belonging to the flow-through investor, not the company.  As at 31 October 2002, the company had incurred $308,050 of qualified expenditures (Note 5).

ii)

The company issued 1,000,000 shares to related parties during the fiscal year for cash proceeds of $100,000.

b)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 31 October 2002, and the changes for those dates, is as follows:

	2002
	Options Outstanding	Weighted Average Exercise Price
Balance - Opening	500,065	$0.50
Granted	-	-
Forfeited	-	-
Balance - 31 October	500,065	$0.50

i)

During the prior year, 500,065 options were repriced from various prices to $0.50.

As at 31 October 2002, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options	48,000	$ 0.50	21 May 2003
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
500,065

c)

Share Purchase Warrants

As at 31 October 2002, the following share purchase warrants are outstanding:

	Number	Price per Share	Expiry Date
Warrants
	1,900,000	$ 0.10	16 January 2007
	2,500,000	$ 0.35	10 April 2003
	1,000,000	$0.10	14 November 2007
5,400,000

12.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the period, the company paid:

2002
Consulting fees to an officer of the company	$8,708
Accounting fees to an officer of the company	$1,800
Management fees to a company controlled by a director of the company	$44,100
Rent to a company controlled by a director of the company	$20,007

b)

Included in accounts receivable is $NIL (2001 - $50,482) received from a company with a director in common. The receivable is interest bearing at 10% per annum.  This loan was repaid on 31 May 2002.

13.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $3,835,000 that may be applied against taxable income in future years and expire as follows:

Amount
2003	$771,000
2004	340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	387,000
$3,835,000

The company also has approximately $3,580,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

14.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2001, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2003	25,272
2004	25,272
2005	25,272
2006	25,272
2007 (expiry in June 2007)	4,212
$105,300

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

PRESIDENTS REPORT

CanAlaska Ventures Ltd (“CanAlaska”) continues to remain active in exploration. In the summer of 2002, CanAlaska entered into an earn-in Joint Venture with Altius Minerals on the Miguel Trend Properties, Botwood Basin, central Newfoundland allowing CanAlaska to take part in one of this century's first gold rushes. The Botwood Basin area appears to have geological similarities to the renowned Carlin Trend in Nevada, where over 50 million ounces of gold have been recovered since 1962.

An airborne magnetic survey flown in the summer indicates that the mineralization may occur at the contact between strongly magnetic ultramafics to the south and the hornfelsed sediment to the north. In October a 1,000 metre drill program commenced in an attempt to intersect a large low sulphidation epithermal vein system. Assay results are pending.

In addition to its Newfoundland gold activities, CanAlaska is currently in negotiations with existing project owners and plans to stake mineral claims in the Raglan Area of Nunavik, Northern Quebec.  The corporate objective is to acquire projects that are prospective for base metals, gold and platinum group metals. Situated in Northern Quebec, approximately 1,800 miles north of Montreal, Quebec, Raglan is one of the world's most favourable stratigraphies for mineral exploration.

On November 11, 2002, Canadian Royalties Inc. (TSX Venture: CZZ) announced that it has received extensive high-grade nickel-copper-cobalt-platinum-palladium-gold (Ni-Cu-Co-Pt-Pt-Au) assay results over broad intervals in three diamond drill holes completed at the Mesamax northwest grid area on its Nunavik (Ungava), Quebec, Expo-Ungava joint venture property.  Canadian Royalties' Discovery has started one of the largest staking rushes in this area in the recent years.

Another significant land owner, Novawest Resources Inc, (TSX Venture: NVE) which has strategically assembled and acquired the claims and permits making up their Raglan Assemblage over a period of approximately seven years and has expended close to $3 million acquiring and developing their projects in this district.

Falconbridge and Anglo American Exploration (Canada) Ltd., are two of the major mining companies in the Raglan Area.  Falconbridge, the western world's second largest nickel producer, is operating its $1 billion Raglan Nickel-Platinum-Palladium-Cobalt-Copper Mine.

CanAlaska continues to hold the Rainbow Hill Project, situated in the Valdez Creek Area, Alaska. Annual gold discovery rates over the last 10 years in Alaska are estimated at some 7 Million oz/year at an average cost of  $5/oz. CanAlaska completed the first hard rock drilling on the Rainbow Hill project in 1990, which resulted in the identification of a 90,285 ounce drill inferred gold resource. There remain several other drill ready targets to be tested. CanAlaska’s exploration activities are expected to focus on expanding its current landholdings and exploring this promising new area.

In addition to these projects CanAlaska holds additional gold, base metal, diamond and PGM properties throughout Canada. CanAlaska has also successfully incubated two technology companies and holds a considerable investment portfolio within the mining exploration industry totalling over 2.4 million free trading shares.

Thank you, our shareholders for your continued support. Should you have any further questions please do not hesitate to call us at 1.800.667.1870

“Harry Barr”

Harry Barr,

President and CEO

MANAGEMENT DISCUSSION

The six month period ending October 31, 2002 resulted in a net loss of $172,531 which compares with a loss of $180,825 for the same period in 2001. General and administrative expenses for the six months ending October 31, 2002 were $221,440 an increase of $27,032 over the same period in 2001.  Consulting fees of $28,638 were incurred, an increase of $6,413 over the previous period while all other general and administrative costs were relatively the same when compared to the previous year.  During the period, $111,300 was incurred to acquire mineral properties while exploration expenditures of $111,086 were incurred. Interest income was $1,818 as compared to $6,326 the previous year.

The Company has a portfolio of investments with a book value of $424,404 and a market value of $715,977 as at October 31, 2002. The main investments consist of 1,034,800 shares of Pacific North West Capital Corp. and 194,583 shares of Freegold Ventures Limited.

During the period 1,260,000 shares of the Company were issued. This amount included the issuance of 235,000 shares issued for mineral properties and 25,000 shares as a finders fee. The Company has total issued and outstanding of 14,175,783 shares at October 31, 2002.

Working capital at October 31, 2002 was $697,385.

Shareholder relations activities undertaken by the company, which included attendance at various trade shows, cost $34,421 for the six month period ended October 31, 2002, an increase of $7,812 over the same period in 2001.  During the period, the company did not enter into any contracts with outside parties to conduct investor relations activities on the Company’s behalf.

On behalf of the Board of Directors we appreciate your ongoing support.

“Harry Barr”

Harry Barr,

President and CEO

 CANALASKA VENTURES LTD.

OCTOBER 31, 2002

(IN CANADIAN DOLLARS)

SCHEDULE B

Section 1:

             Related Transaction - Current Fiscal Year To-Date:

See financial statements for details.

Section 2:

A.

Securities Issued During Quarter Ended October 31, 2002.

Mineral property	10,000	$0.28	Oct. 28/02
Private placement	1,000,000	$0.10	Oct. 30/02

Options Granted During Quarter Ended October 31, 2002.

NIL

Section 3:

Authorized And Issued Share Capital As At October 31, 2002.

Authorize share capital 100,000,000 common shares without par value.  A total of 13,175,783 shares have been issued for a total of $18,530,294.

B.

Outstanding Options As At October 31, 2002.

May 21, 2003	48,000	$0.50
Feb. 2, 2004	37,000	0.50
May 31, 2004	20,000	0.50
Feb. 23, 2005	202,000	0.50
April 18, 2006	85,000	0.50
Aug. 7, 2006	10,000	0.50
Aug. 28, 2006	22,500	0.50
May 15, 2007	38,900	0.50
Nov. 24, 2007	36,665	0.50

Total	500,065

Outstanding Warrants As At October 31, 2002.

April 10, 2003	2,500,000	$0.35
January 16, 2007	1,900,000	$0.10
November 14, 2007	1,000,000	$0.10

Total	5,400,000

C.

Share In Escrow Or Subject To Pooling As At October 31, 2002.

Common Shares in Escrow

Nil

D.

List Of Directors and Officers As At October 31, 2002.

  Harry Barr – Director and President

  Bernard Barlin - Director

  Colin Bird - Director

  Hubert Marleau - Director

  Taryn Downing – Director and Corporate Secretary

  Gord Steblin – Chief Financial Officer

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.